                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                                SEC File Number:
                                  000-25863

                          NOTIFICATION OF LATE FILING

(Check One)    Form 10-K   X Form 20-F    Form 11-K     Form 10-Q     Form N-SAR
            --            --           --            --            --

                  For the fiscal year ended December 31, 2000




   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

Leon Tours Limited
--------------------------------------------------------------------------------
Full Name of Registrant



--------------------------------------------------------------------------------
Former Name if Applicable

Saffrey Sq. Suite 104A, Box #N-3927
--------------------------------------------------------------------------------
Address of Principal Executive Office

Nassau, Bahamas

--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

  X      (a)     The reasons described in reasonable detail in Part III of this
 __              form could not be eliminated without unreasonable effort or expense;

  X      (b)     The subject annual report, on Form 20-F will be filed on or
 __              before the 15th calendar day following the prescribed due
                 date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 20-F could not be filed within the prescribed time period.

Registrant, which hitherto has not been an operating entity, entered into a merger agreement with an operating entity on March 28, 2001, which is or will be the subject of a contemporaneous filing on Form 6-K. Accordingly, Registrant needs to prepare audited financial statements for the new entity, which intends to file with its Form 20-F.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               James Farrell                801                 571-5118
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) All other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 have been filed.


(3) It is not anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report, other than those incident to the merger referred to above.



LEON TOURS LIMITED

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


/s/ P.W.F. Toothe
--------------------------
P.W.F. Toothe
President

March 30, 2001